================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)
                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                              ---------------------

                             CONCENTREX INCORPORATED
                            (Name of Subject Company)

                             CONCENTREX INCORPORATED
                        (Name of Person Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    20589S105
                      (Cusip Number of Class of Securities)

                               MATTHEW W. CHAPMAN
                      CHIEF EXECUTIVE OFFICER AND CHAIRMAN
                         400 SW SIXTH AVENUE, 2ND FLOOR
                             PORTLAND, OREGON 97204
                                 (503) 274-7280
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of person filing this statement)

                              ---------------------
                                    Copy To:
                               RONALD L. GREENMAN
                                 TONKON TORP LLP
                               1600 PIONEER TOWER
                               888 SW FIFTH AVENUE
                             PORTLAND, OREGON 97204
                                 (503) 221-1440
                              ---------------------

  [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         This Amendment No. 1 amends and supplements the Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission on July 21, 2000, by Concentrex Incorporated, an Oregon corporation ("Concentrex" or the "Company"). The Schedule 14D-9 relates to the offer by JH Acquisition Corp., an Oregon corporation (the "Buyer" or the "Offeror") and a wholly owned subsidiary of John H. Harland Company, a Georgia corporation ("Harland" or "Parent") to purchase all the outstanding shares of common stock, no par value (the "Shares"), of Concentrex at a purchase price of $7.00 per Share, net to the seller in cash, less any required withholding taxes and without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the related offer to purchase dated July 21, 2000 (the "Offer to Purchase"), and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The filing of this Amendment No. 1 should not be construed as a concession by Concentrex that the information provided in the original Schedule 14D-9 is materially amended herein.

ITEMS 3 through 5 and ANNEX A

         Items 3 through 5 and ANNEX A of the Schedule 14D-9 are hereby amended as follows:

         1. The section entitled "General" under "Past Contacts, Transactions, Negotiations and Arrangements" on page 1 is hereby supplemented by adding the following paragraphs:

                           "Each of the Tendering Stockholders is an executive
                  officer of the Company. The Tender Agreements provide that the Tendering Stockholders (i) except as consented to in writing by Harland in its sole discretion, will not, directly or indirectly, sell, transfer, assign, pledge, hypothecate or otherwise dispose of or limit their right to vote in any manner any of the Committed Shares, or agree to do any of the foregoing, and (ii) will not take any action which would have the effect of preventing or disabling the Tendering Stockholders from performing their obligations under the Tender Agreement.

                           In addition, during the term of the Tender
                  Agreements, neither the Tendering Stockholders nor any person acting as an agent of the Tendering Stockholders or otherwise on the Tendering Stockholders' behalf shall, directly or indirectly, solicit, encourage or initiate negotiations with, or provide any information to (except as permitted under the Merger Agreement), any corporation, partnership, person or other entity or group (other than Harland or an affiliate or an associate of Harland) concerning any sale, transfer, pledge or other disposition or conversion of the Committed Shares. The Tendering Stockholders agreed to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties with respect to any of the foregoing. The Tendering Stockholders also agreed to notify the Offeror immediately if any party contacts the Tendering Stockholders following the date of the Tender Agreements (other than the Offeror or an affiliate or associate of the Offeror) concerning any sale, transfer, pledge or other disposition or conversion of the Committed Shares."

         2. The section entitled "Stock Options" under "Past Contacts, Transactions, Negotiations and Arrangements" on page 2 is hereby supplemented by adding the following:

                  "The total number of options that would vest under this provision of the Merger Agreement is approximately 550,633, none of which are held by directors or executive officers of the Company. Under the terms of the Merger Agreement, the aggregate amount that would be paid to the Company's option holders for options is approximately $906,726, of which $206,260 is attributable to such acceleration.

         3. The section entitled "Past Contacts, Transactions, Negotiations and Arrangements" is hereby supplemented by adding the following paragraph after the third full paragraph on page 2:

                           "Agreements. The Company retained Allen & Company as
                  its financial advisor in connection with the Offer and the Merger. See Item 5 herein for a summary of the Company's engagement with Allen & Company."

         4. The first sentence of the section entitled "Recommendations of the Board" on page 2 is hereby amended and restated to read in its entirety as follows:

                  "At a meeting held on July 14, 2000, the Board (1) approved and adopted the Offer and the Merger Agreement, (2) declared the Merger to be advisable and determined that the terms of the Offer and the Merger are, the Board believed, fair to and in the best interests of, holders of Shares and (3) determined to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

         5. The third full paragraph of the section entitled "Background of the Offer" on page 3 is hereby amended and restated to read in its entirety as follows:

                           "In late January, 2000, Parent's Chief Executive
                  Officer, Timothy C. Tuff, had a conversation with the Company's Chairman and Chief Executive Officer, Matthew W. Chapman. They discussed the business direction of the two companies, potential synergies, and the possibility of a transaction between Parent and the Company. The potential synergies discussed included improved financial flexibility, operating synergies in branch automation, cross-selling opportunities from a combined customer base, the creation of a leading integrated financial institution software provider and improved visibility in the investment community. At the conclusion of the conversation, Mr. Chapman stated that Concentrex was committed to an independent path but that he would consider the discussion."

         6. The fourteenth full paragraph of the section entitled "Background of the Offer" on page 3 is hereby amended and restated to read in its entirety as follows:

                  "On June 16, 2000, Mr. Ashany called Mr. Chu and stated that the Company was interested in meeting with Parent to discuss the potential acquisition of the Company by Parent. The rationale behind the Company's interest was as follows.
                  During May and early June, 2000, the Company had considered alternatives for resolution of its financial condition, including the feasibility of selling only its Internet sales division. During this period, Mr. Ashany had regular informal contact with several members of the Company's senior management group and board of directors, discussing the Company's strategies and options for addressing its financial condition. During the course of these discussions, it appeared that the strategy of selling only the Company's Internet division was risky, as potential buyers that had been contacted in this respect did not demonstrate an expedient interest in acquiring the Company's Internet division. The Company then determined that a sale of the entire Company was potentially the most attractive means of maximizing value for its shareholders. Given Parent's proactive interest in exploring an acquisition of the Company, Mr. Ashany contacted Mr. Chu as described above. Allen & Company also began to contact potential acquirers at this time. Three of these potential acquirers executed confidentiality agreements and began receiving financial information from the Company.

                  Ultimately, the board of directors concluded that none of these potential acquirers could proceed expeditiously enough, relative to Parent, so as to address the Company's financial condition.

         7. The second sentence of the seventeenth full paragraph of the section entitled "Background of the Offer" on page 4 is hereby amended and restated to read in its entirety as follows:

                  "Mr. Ashany expressed an increasing urgency to the timing of the discussions because the Company was in default under its loan covenants."

         8. The third sentence of the twentieth full paragraph of the section entitled "Background of the Offer" on page 4 is hereby amended and restated to read in its entirety as follows:

                  "Also on July 14, 2000, the board of directors of the Company met and (i) determined that the Merger Agreement, the Tender Agreements and the transactions contemplated thereby, including the Offer and the Merger, are, the Board believed, advisable and are fair to, and in the best interests of, the stockholders of the Company, (ii) approved the Offer and the Merger and (iii) recommended that stockholders of the Company accept the Offer and tender their Shares to the Offeror."

         9. The eleventh bullet point under the section entitled "Reasons for Recommendation" on page 5 is hereby amended and restated to read in its entirety as follows:

                           "The limited circumstances in which the Company would
                  be required to pay the break-up fee of $3 million under the terms of the Merger Agreement if the transaction does not close."

         10. The twelfth bullet point under the section entitled "Reasons for Recommendation" on page 5 is hereby supplemented by adding the following:

                  "At the time the Company was in default under its loan covenants with its lenders. Accordingly, the precise additional capital requirements of the Company for such quarters would depend, among other factors, on the level of sales and collections, and whether the Company's lenders exercised certain remedies available, including, without limitation, acceleration of all outstanding indebtedness under the loan agreements totaling approximately $69.6 million on June 30, 2000."

         11. The first full paragraph under the section entitled "Persons/Assets, Retained, Employed or to be Compensated" on page 5 is hereby supplemented by adding the following sentence after the second sentence:

                  "The parties estimate that such fee will be approximately $2.5 million."

         12. The fifth full paragraph of ANNEX A is hereby amended and restated to read as follows:

                  "The information contained in the Information Statement (including information incorporated by reference) concerning Parent and Buyer and the Parent Designees (as defined herein) has been taken from, or is based upon, publicly available documents on file with the

                  Securities and Exchange Commission and other public sources, and information provided by Parent and Buyer. Although the Company has no knowledge that would indicate that any of such information, or that any statement based upon such documents or sources, is untrue, the Company cannot take responsibility for the accuracy or completeness of the information concerning Parent, Buyer or the Parent Designees supplied from such sources or from any failure by Parent or Buyer to disclose events which may have occurred and may affect the significance or accuracy of such information but which are unknown to the Company."

         13. The second paragraph under the section entitled "EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS" on page A-13 is hereby supplemented by adding the following:

                  "With respect to each such agreement, the severance and other benefits will be triggered by the Merger if, within three years after the Merger, the executive officer is terminated or if the officer terminates his or her employment after certain aspects of that officer's position change, including a change in job title, responsibilities, reduction in compensation or benefits, or a job relocation, as defined in the agreement. If all such executive officers were terminated as described above, the aggregate amount to be paid as a result would be approximately $9 million."

         14. The fourth paragraph under the section entitled "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" on page A-13 of ANNEX A is hereby supplemented by adding the following:

                  "The Merger would constitute a change of control under the terms of the Agreement and the aggregate amount the Company would have to pay to the Culverin shareholders is approximately $1.5 million."

         15. The section entitled "Additional Information" is supplemented by adding the following heading and paragraph on page 7 at the end of such section:

                  "Regulatory Approvals. On August 2, 2000, early termination of the 15 day waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), was granted by the Federal Trade Commission. The early termination or the expiration of the waiting period under the HSR Act was a condition of the Offer, and such condition has now been satisfied."

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                      CONCENTREX INCORPORATED



                                      By: /s/ JEFFREY P. STRICKER
                                         ---------------------------------------
                                         Name: Jeffrey P. Strickler
                                         Title: Vice President and
                                         General Counsel


Date: August 10, 2000

                                  EXHIBIT INDEX

Exhibit No.         Exhibit Name
-----------         ------------
+(1)                Offer to Purchase dated July 21, 2000.
+(2)                Form of Letter of Transmittal.
+(3)                Agreement and Plan of Merger, dated as of July 17, 2000,
                    among Parent, Buyer and the Company.
+(4)                Form of Tender Agreement, dated as of July 17, 2000,
                    between each of the Tendering Stockholders, Buyer and
                    Parent.
+(5)                The sections under the headings "EXECUTIVE COMPENSATION,"
                    "EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND
                    CHANGE-IN-CONTROL ARRANGEMENTS," and "CERTAIN RELATIONSHIPS
                    AND RELATED TRANSACTIONS" from the Company's Proxy
                    Statement dated April 17, 2000.
+(6)                Text of press releases issued by Parent and the Company
                    dated July 21, 2000.
+(7)                Letter to Stockholders of the Company dated July 21, 2000.
+(8)                Information Statement dated July 21, 2000 (included as
                    Annex A hereto and incorporated herein by reference
                    thereto).
+(9)                Opinion of Allen & Company (included as Annex B hereto and incorporated herein by reference thereto).

 + Previously filed.